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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SCHERING AKTIENGESELLSCHAFT
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

DE0007172009
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Dr. Roland Hartwig
Bayer Aktiengesellschaft
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
+49 (214) 3081195
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Charles Nathan, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Dr. Joachim von Falkenhausen Dr. Stefan Widder Latham & Watkins LLP Warburgstrasse 50 20354 Hamburg, Germany +49 (40) 414030

June 20, 2006
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. DE0007172009, 806585204	13D

1.	Names of Reporting Persons Dritte BV GmbH I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 122,200,944
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 122,200,944

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,200,944

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 63.9792%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)
The calculation of the foregoing percentage is based on 191,000,875 outstanding bearer shares ("Shares") with no par value of Schering Aktiengesellschaft ("Schering AG"), including Shares represented by American Depositary Shares ("ADSs").

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CUSIP No. DE0007172009, 806585204	13D

1.	Names of Reporting Persons Bayer Aktiengesellschaft I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds WC, BK, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 122,200,944
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 122,200,944

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,200,944

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 63.9792%(2)

14.	Type of Reporting Person OO

(2)
The calculation of the foregoing percentage is based on 191,000,875 outstanding Shares, including Shares represented by ADSs.

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        This Amendment No. 1 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on June 19, 2006 (as it may be amended from time to time, the "Schedule 13D"), with respect to the outstanding bearer shares with no par value ("Shares"), including Shares represented by American Depositary Shares ("ADSs"), of Schering Aktiengesellschaft, a German stock corporation ("Schering AG"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 1 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

        Item 2 of the Schedule 13D is hereby amended by supplementing it with the following:

        On June 20, 2006, the Reporting Persons announced that the Minimum Acceptance Threshold has been achieved. All remaining conditions to the Offer have been satisfied. The Reporting Persons will publish the final results of the Offer in the Börsen-Zeitung on June 22, 2006, and the Additional Acceptance Period shall commence on June 23, 2006 and expire at 6:00 p.m. New York time on July 6, 2006.

Item 7. Materials to be Filed as Exhibits

        Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

        Exhibit 10    Press Release, dated June 20, 2006.

        THE INFORMATION IN THIS SCHEDULE 13D IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OR ADSS. THE TERMS AND CONDITIONS OF THE OFFER HAVE BEEN PUBLISHED IN THE OFFER DOCUMENT AFTER THE PERMISSION OF THE GERMAN FEDERAL FINANCIAL SUPERVISORY AUTHORITY (BUNDESANSTALT FUR FINANZDIENSTLEISTUNGSAUFSICHT, BAFIN) WAS OBTAINED ON APRIL 12, 2006. PURCHASER AND BAYER AG ALSO HAVE FILED A TENDER OFFER STATEMENT ON SCHEDULE TO (THE "TENDER OFFER STATEMENT") WITH THE SECURITIES EXCHANGE COMMISSION (THE "SEC") WITH RESPECT TO THE OFFER. INVESTORS AND HOLDERS OF SHARES AND ADSS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND OTHER RELEVANT DOCUMENTS REGARDING THE OFFER FILED BY PURCHASER AND BAYER AG WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS AND HOLDERS OF SHARES AND ADSS WILL BE ABLE TO RECEIVE THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE (HTTP://WWW.SEC.GOV), OR AT BAYER AG'S WEB SITE (HTTP://WWW.BAYER.COM).

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Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2006

Bayer Aktiengesellschaft
By:	/s/ DR. ROLAND HARTWIG Name: Dr. Roland Hartwig Title: General Counsel
By:	/s/ DR. ALEXANDER ROSAR Name: Dr. Alexander Rosar Title: Head of Investor Relations
Dritte BV GmbH
By:	/s/ DR. ARMIN BUCHMEIER Name: Dr. Armin Buchmeier Title: Managing Director

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